United States
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports under Sections 13 and 15(d) of the Securities Exchange Act of 1934.


Commission File Number:  333-62301


  Banc of America Funding Corporation
  Mortgage Pass-Through Certificates, Series 2000-1 Trust

(Exact name of registrant as specified in its charter)

  c/o Wells Fargo Bank Minnesota, N.A.
  11000 Broken Land Parkway
  Columbia, Maryland  21044
  (410) 884-2000

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

  1A1

  1A2

  1A3

  1A4

  1A5

  1A6

  1A7

  1A8

  1A9

  1A10

  1A11

  1A12

  AR

  1AWIO

  2A1

  2A2

  2AWIO

  1B1

  1B2

  1B3

  1B4

  1B5

  2B1

  2B2

  2B3

  2B4

  2B5

  B6

(Title of each class of securities covered by this Form)

  None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

  Rule 12g-4(a)(1)(i)   / /

  Rule 12g-4(a)(1)(ii)  / /

  Rule 12g-4(a)(2)(i)   / /

  Rule 12g-4(a)(2)(ii)  / /

  Rule 15d-6            /X/

  Rule 12h-3(b)(1)(i)   /X/

  Rule 12h-3(b)(1)(ii)  / /

  Rule 12h-3(b)(2)(i)   / /

  Rule 12h-3(b)(2)(ii)  / /


Approximate number of holders of record as of the certification or notice date:

  57


Pursuant to the requirements of the Securities Exchange Act of 1934,

            Banc of America Funding Corporation
           Mortgage Pass-Through Certificates, Series 2000-1 Trust


has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: 01/24/2001
By: /S/ Sherri J. Sharps, Vice President



Instruction: This form is required by Rules 12g-4,12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.